UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0145
COMMISSION	Expires: February 28, 2009
Washington, D.C. 20549 SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EDUCATE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28138P 10 0

(CUSIP Number)

Rudolf Christopher Hoehn-Saric

c/o Fund Management Services, LLC

6225 Smith Avenue

Suite 210

Baltimore, Maryland  21209

(443) 703-1700

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edge Acquisition, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,588,278*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,588,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.3%**

14.	Type of Reporting Person (See Instructions) HC; OO

*              Includes (a) 21,400,134 shares of Educate Common Stock beneficially owned by Apollo Sylvan, LLC and (b) 1,188,144 shares of Educate Common Stock beneficially owned by Apollo Sylvan II, LLC, which shares are subject to the Voting Agreement (as defined in Item 6 below and a copy of which is attached hereto as Exhibit 7.22). Edge Acquisition, LLC expressly disclaims any and all beneficial ownership of such shares.

**           Based on 43,157,998 outstanding shares of Educate Common Stock as of January 28, 2007 (as reported in the Merger Agreement, a copy of which is attached hereto as Exhibit 7.21).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edge Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,588,278*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,588,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.3%**

14.	Type of Reporting Person (See Instructions) CO

*              Includes (a) 21,400,134 shares of Educate Common Stock beneficially owned by Apollo Sylvan, LLC and (b) 1,188,144 shares of Educate Common Stock beneficially owned by Apollo Sylvan II, LLC, which shares are subject to the Voting Agreement (as defined in Item 6 below and a copy of which is attached hereto as Exhibit 7.22). Edge Acquisition Corporation expressly disclaims any and all beneficial ownership of such shares.

**           Based on 43,157,998 outstanding shares of Educate Common Stock as of January 28, 2007 (as reported in the Merger Agreement, a copy of which is attached hereto as Exhibit 7.21).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Merrick M. Elfman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,012

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,012

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,012*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **

14.	Type of Reporting Person (See Instructions) IN

*                                         Includes 12,756 shares of Educate Common Stock that Mr. Elfman may be deemed to beneficially own due to his position as Co-Trustee of the Wareham Gift Trust, and also includes 20,256 shares of Educate Common Stock that Mr. Elfman may be deemed to beneficially own due to his spouse’s position as Co-Trustee of the Merrick Elfman Gift Trust. Mr. Elfman expressly disclaims any and all beneficial ownership of such shares.

**                                  Represents beneficial ownership of less than one-tenth of one percent.

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 254,333

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 254,333

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,333*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **

14.	Type of Reporting Person (See Instructions) IN

*              Includes 238,333 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options and options that will become exercisable within 60 days of January 30, 2007.

**           Represents beneficial ownership of less than one-tenth of one percent.

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin Shaffer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 238,000

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **

14.	Type of Reporting Person (See Instructions) IN

*              Includes 222,000 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options and options that will become exercisable within 60 days of January 30, 2007.

**           Represents beneficial ownership of less than one-tenth of one percent.

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Capital Partners II 2007 Citigroup Investment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CGI CPE LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CGI Private Equity LP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citicorp Banking Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 715,293*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 715,293*

20

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,293*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%**

14.	Type of Reporting Person (See Instructions) HC

*              Includes (i) 713,843 shares of common stock directly beneficially owned by SSB Capital Partners (Master Fund) I, LP, a wholly-owned subsidiary of Citigroup Inc. and (ii) 1,450 shares of common stock directly beneficially owned by certain other subsidiaries of Citigroup Inc.

**           Based on 43,157,998 outstanding shares of Educate Common Stock as of January 28, 2007 (as reported in the Merger Agreement, a copy of which is attached hereto as Exhibit 7.21).

21

Schedule 13D/A

Explanatory Notes: This Amendment No. 2 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2006, as amended by Amendment No. 1 thereto filed on October 9, 2006 (as so amended, the “Schedule 13D”), on behalf of Rudolf Christopher Hoehn-Saric, Peter J. Cohen, Christopher Paucek, Steven M. Taslitz, Eric D. Becker, Merrick M. Elfman, Sterling Capital Partners, L.P., SC Partners, L.P., Sterling Capital Partners, LLC, Sterling Capital Partners II, L.P., SC Partners II, L.P., Sterling Capital Partners II, LLC, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc. and Citigroup Inc.

This Amendment No. 2 is made by the above-referenced parties and Edge Acquisition, LLC,  Edge Acquisition Corporation,  CGI CPE LLC, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI Private Equity LP, LLC, Citicorp Banking Corporation, Jeffrey Cohen and Kevin Shaffer (collectively, with the above-referenced parties, the “Reporting Persons”), except that Citigroup Capital Partners II 2006 Citigroup Investment, L.P. is no longer a Reporting Person in the Schedule 13D.

This Amendment relates to the common stock, par value $0.01 per share (the “Educate Common Stock”) of Educate, Inc. (the “Issuer”).  The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended to include the following:

Name:	Kevin E. Shaffer
Business Address:	c/o Educate, Inc.
1001 Fleet Street, Baltimore, Maryland 21202
Principal Occupation:	Chief Financial Officer
Citizenship:	U.S.A.

Name:	Jeffrey H. Cohen
Business Address:	c/o Educate, Inc.
1001 Fleet Street, Baltimore, Maryland 21202
Principal Occupation:	President, Catapult Learning
Citizenship:	U.S.A.

Edge Acquisition Corporation, a Delaware corporation (“MergerCo”), is a wholly-owned subsidiary of Edge Acquisition, LLC, a Delaware limited liability company (“Parent”).

CGI CPE LLC is a Delaware limited liability company that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

CGI Private Equity LP, LLC, a Delaware limited liability company, is the owner of all of the membership interests of CGI CPE LLC. CGI Private Equity LP, LLC (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citicorp Banking Corporation, a Delaware corporation, is the owner of all of the membership interests of CGI Private Equity LP, LLC. Citicorp Banking Corporation is a holding company principally engaged, through its subsidiaries, in the general financial services business.

Citigroup Inc., a Delaware corporation, is the owner of all of the outstanding common stock of Citicorp Banking Corporation. Citigroup Inc. is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

Citigroup Capital Partners II 2007 Citigroup Investment, L.P. is a Delaware limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

Citigroup Private Equity LP, a Delaware limited partnership, is the sole general partner of Citigroup Capital Partners II 2007 Citigroup Investment, L.P. Citigroup Private Equity LP (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

The principal address of each of CGI CPE LLC and Citigroup Capital Partners II 2007 Citigroup Investment, L.P. is 731 Lexington Avenue, 23rd Floor, New York, New York 10022.  The principal address of CGI Private Equity LP, LLC is 399 Park Avenue, New York, New York 10022.  The principal address of Citicorp Banking Corporation is One Penn’s Way, New Castle, Delaware 19720.

In addition, Item 2 of the Schedule 13D is hereby amended by replacing in its entirety Schedule I incorporated therein by reference with Schedule I attached hereto, which Schedule I attached hereto is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended by replacing the second paragraph thereof with the following:

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 28, 2007, by and among the Issuer, Parent and MergerCo, which are described in Item 4 below, including debt incurred or to remain outstanding in connection with the Transactions, is approximately $535 million.

In separate Equity Commitment Letters, dated January 28, 2007 (the “Equity Commitment Letters”), Sterling Capital Partners, L.P. (“SCP”), Sterling Capital Partners II, L.P. (“SCP II”), Citigroup Capital Partners II Cayman Holdings, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II 2007 Citigroup Investment, L.P. and CGI CPE LLC (collectively, the “Sponsors”) agreed, subject to certain conditions, to contribute an aggregate of approximately $273 million in cash to Parent in exchange for Class A Units of Parent, solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. The amounts under the Equity Commitment Letters may be reduced in the event of receipt of additional equity rollover or cash contributions from the Rollover Members (as hereinafter defined). This summary of the Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letters, which are referenced herein as Exhibits 7.01 through 7.07 and incorporated by reference in their entirety into this Item 3.

In addition, each of Rudolf Christopher Hoehn-Saric, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Steven M. Taslitz, Eric D. Becker, and Merrick M. Elfman (collectively, the “Rollover Members”) entered into a Rollover Equity Commitment Letter, dated as of January 28, 2007 (the “Rollover Equity Commitment Letters”), pursuant to which, and subject to certain conditions, Mr. Hoehn-Saric agreed to contribute to (and cause certain related trusts to contribute to) Parent 687,520 shares of Common Stock of the Issuer, Steven M. Taslitz agreed to contribute to Parent 95,015 shares of Common Stock of the Issuer, Eric D. Becker agreed to contribute to Parent 77,806 shares of Common Stock of the Issuer, and Merrick M. Elfman agreed to contribute to Parent 33,012 shares of Common Stock of the Issuer (collectively, the “Rollover Shares”) in exchange for Class A Units of Parent. The total equity to be contributed by the Rollover Members through the contribution of Rollover Shares is approximately $7 million. In addition, each of Rudolf Christopher Hoehn-Saric, Steven M. Taslitz, Citigroup Capital Partners II Cayman Holdings L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II 2007 Citigroup Investment, L.P. and CGI CPE LLC, pursuant to his or its respective Equity Commitment Letter or Rollover Equity Commitment Letter, agreed to, under certain circumstances, contribute an additional aggregate of approximately $12 million. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letters, which are referenced herein as Exhibits 7.08 through 7.11 and incorporated by reference in its entirety into this Item 3.

Rudolf Christopher Hoehn-Saric holds options to acquire 1,380,000 shares of Common Stock of the Issuer. Effective as of the Effective Time, such options will remain in effect as options to acquire a proportionate number of shares of common stock of the Surviving Corporation (as defined in the Merger Agreement).

Peter J. Cohen, President, Chief Operating Officer and acting President of the Learning Center segment of the Issuer, holds options to acquire 384,000 shares of Common Stock of the Issuer, Kevin E. Shaffer, Chief Financial Officer of the Issuer, holds options to acquire 221,834 shares of Common Stock of the Issuer, and Jeffrey H. Cohen, President of the Catapult Learning segment of the Issuer, holds options to acquire 260,000 shares of Common Stock of the Issuer.  Effective as of the Effective Time (as defined in the Merger Agreement), such options will remain in effect as options to acquire a proportionate number of shares of common stock of the Surviving Corporation; provided, that, prior to the Effective Time, each of Mssrs. P. Cohen, Shaffer and/or J. Cohen, respectively, may, by delivery of written notice to MergerCo, elect that some or all of his respective options become fully vested and cancelled in exchange for cash from Parent or MergerCo in accordance with Section 2.4(a) of the Merger Agreement (excluding the exception thereto).

In addition, MergerCo received a Debt Commitment Letter from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (collectively, the “Lenders”), dated as of January 28, 2007 (the “Debt Commitment Letter”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $290 million in debt financing, through a combination of secured first- and second-lien term loan facilities (which will replace the existing $197.5 million secured facility of the Issuer), which financing will be used to fund the merger consideration under the Merger Agreement, to pay certain expenses, to refinance maturing debt, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is referenced herein as Exhibit 7.12 and incorporated by reference in its entirety into this Item 3. Total funded indebtedness of the Issuer following the consummation of the Transactions is expected to be approximately $290 million.

Finally, in separate Limited Guarantees, each dated as of January 28, 2007 (the “Limited Guarantees”), each Sponsor unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of any payment obligations of Parent and MergerCo with respect to the “Reverse Termination Fee” (as defined in the Merger Agreement) equal to an aggregate of $16 million under Section 2.1(b) of the Merger Agreement, subject to a specified cap for each Sponsor. This summary of the Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantees, which are referenced herein as Exhibits 7.13 through 7.19 and incorporated by reference in their entirety into this Item 3.

Item 4.    PURPOSE OF TRANSACTION

The disclosure in Item 4 is hereby supplemented by adding the following after the last paragraph thereof:

On January 28, 2007, Parent, MergerCo and the Issuer entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares) will be converted into the right to receive $8.00 per share in cash. In addition, pursuant to the Merger Agreement, except as described in Item 3 above, the holder of each outstanding option will receive, for each share subject to such option, an amount equal to the excess, if any, of $8.00 over the exercise price of such option. The entry of the parties into the Merger Agreement was announced by the Issuer in a Press Release (the “Press Release”) dated January 29, 2007. The Press Release is attached hereto as Exhibit 7.20 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 7.21 and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, each of Apollo Sylvan, LLC and Apollo Sylvan II, LLC entered into a Voting Agreement with Parent and MergerCo, dated as of January 28, 2007 (the “Voting Agreement”), pursuant to which Apollo Sylvan, LLC and Apollo Sylvan II, LLC agreed, subject to certain conditions, to vote its respective Issuer Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.22 and incorporated by reference in its entirety into this Item 4.

The Sponsors entered into a Limited Liability Company Agreement of Parent, dated as of January 28, 2007 (the “Interim LLC Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by Parent or MergerCo. In addition, the Sponsors and Rollover Members (as hereinafter defined) have reached an understanding that, following the Effective Time (as defined in the Merger Agreement), the limited liability company agreement of Parent shall be amended to provide, among other things, that SCP and SCP II will be paid by Parent or the Issuer a management fee of $500,000 per year. This summary of the Interim LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim LLC Agreement, which is attached hereto as Exhibit 7.23 and incorporated by reference in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Issuer Common Stock (other than Rollover Shares). If the Transactions are consummated, the Common Stock of the Issuer will be delisted from the Nasdaq Global Select Market and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by Parent.

In addition, the beneficial ownership chart included as part of Item 5 of the Schedule 13D is hereby amended to add the following:

	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote		Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct the Disposition		Shared Power to Dispose or Direct the Disposition
Citigroup Capital Partners II 2007 Citigroup Investment, L.P.	0		0	0		0		0		0
CGI CPE LLC	0		0	0		0		0		0
CGI Private Equity LP, LLC	0		0	0		0		0		0
Citicorp Banking Corporation	0		0	0		0		0		0
Citigroup Inc.	715,293	(14)	1.7%	0		715,293	(14)	0		715,293	(14)
Edge Acquisition Corporation	22,588,278	(15)	52.3%	0		22,588,278	(15)	0		0
Edge Acquisition, LLC	22,588,278	(16)	52.3%	0		22,588,278	(16)	0
Kevin Shaffer	238,000	(17)	* (7)	238,000	(17)	0		238,000	(17)	0
Jeffrey Cohen	254,333	(18)	* (7)	254,333	(18)	0		254,333	(18)	0

(1)	Based on 43,157,998 outstanding shares of Educate Common Stock as of January 28, 2007 (as reported in the Merger Agreement, a copy of which is attached hereto as Exhibit 7.21).

(7)	Represents beneficial ownership of less than one tenth of one percent.

(14)

Includes (i) 713,843 shares of common stock directly beneficially owned by SSB Capital Partners (Master Fund) I, LP, a wholly-owned subsidiary of Citigroup Inc. and (ii) 1,450 shares of common stock directly beneficially owned by certain other subsidiaries of Citigroup Inc.

(15)

Includes (a) 21,400,134 shares of Educate Common Stock beneficially owned by Apollo Sylvan, LLC and (b) 1,188,144 shares of Educate Common Stock beneficially owned by Apollo Sylvan II, LLC, which shares are subject to the Voting Agreement (as defined in Item 6 below and a copy of which is attached hereto as Exhibit 7.22). Edge Acquisition Corporation expressly disclaims any and all beneficial ownership of such shares.

(16)

Includes (a) 21,400,134 shares of Educate Common Stock beneficially owned by Apollo Sylvan, LLC and (b) 1,188,144 shares of Educate Common Stock beneficially owned by Apollo Sylvan II, LLC, which shares are subject to the Voting Agreement (as defined in Item 6 below and a copy of which is attached hereto as Exhibit 7.22). Edge Acquisition, LLC expressly disclaims any and all beneficial ownership of such shares.

(17)	Includes 222,000 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options and options that will become exercisable within 60 days of January 30, 2007.

(18)	Includes 238,333 shares of Educate Common Stock that may be acquired upon exercise of currently exercisable options and options that will become exercisable within 60 days of January 30, 2007.

Item 6.                       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth or incorporated by reference in Items 3 and 4 is incorporated by reference in its entirety into this Item 6.

Parent, Merger Co, CGI CPE LLC, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI Private Equity LP, LLC and Citicorp Banking Corporation have entered into a Joinder to Joint Filing Agreement, a copy of which is attached hereto as Exhibit 7.24.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:

Exhibit 7.01.	Sterling Capital Partners, L.P. Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.02.	Sterling Capital Partners II, L.P. Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.03.	Citigroup Capital Partners II Cayman Holdings, L.P. Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.04.	Citigroup Capital Partners II Onshore, L.P. Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.05.	Citigroup Capital Partners II Employee Master Fund, L.P. Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.06.	Citigroup Capital Partners II 2007 Citigroup Investment, L.P. Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.07.	CGI CPE LLC Equity Commitment Letter, dated January 28, 2007.

Exhibit 7.08.	Rudolf Christopher Hoehn-Saric Rollover Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.09.	Steven M. Taslitz Rollover Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.10.	Eric D. Becker Rollover Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.11.	Merrick M. Elfman Rollover Equity Commitment Letter, dated January 28, 2007.
Exhibit 7.12.	J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Debt Commitment Letter, dated January 28, 2007.
Exhibit 7.13	Sterling Capital Partners, L.P. Limited Guarantee, dated as of January 28, 2007 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).
Exhibit 7.14.	Sterling Capital Partners II, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).
Exhibit 7.15.

Citigroup Capital Partners II Cayman Holdings, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).

Exhibit 7.16.

Citigroup Capital Partners II Onshore, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).

Exhibit 7.17.

Citigroup Capital Partners II Employee Master Fund, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).

Exhibit 7.18.

Citigroup Capital Partners II 2007 Citigroup Investment, L.P. Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).

Exhibit 7.19.	CGI CPE LLC Limited Guarantee, dated January 28, 2007 (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).
Exhibit 7.20.	Press Release, dated January 28, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).
Exhibit 7.21.

Merger Agreement, by and among Parent, MergerCo and the Issuer, dated January 28, 2007 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on January 29, 2007).

Exhibit 7.22.	Voting Agreement, by and among Parent, MergerCo, Apollo Sylvan, LLC and Apollo Sylvan II, LLC, dated January 28, 2007.
Exhibit 7.23.	Limited Liability Company Agreement of Parent, dated as of January 28, 2007.
Exhibit 7.24

Joinder to Joint Filing Agreement executed by Jeffrey H. Cohen, Kevin E. Shaffer, Edge Acquisition, LLC, Edge Acquisition Corporation, CGI CPE LLC, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI Private Equity LP, LLC and Citicorp Banking Corporation, dated as of January 30, 2007.

Exhibit 7.25	Joint Filing Agreement by and among the Reporting Persons dated as of October 2, 2006 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed on October 2, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

*
Rudolf Christopher Hoehn-Saric

*
Peter J. Cohen

*
Steven M. Taslitz

*
Eric D. Becker

*
Merrick M. Elfman

*  Tom D. Wippman, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

/s/ Tom D. Wippman
Tom D. Wippman

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Sterling Capital Partners, L.P.
	By:	SC Partners, L.P., its general partner
	By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

SC Partners, L.P.
	By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Sterling Capital Partners, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Sterling Capital Partners II, L.P.
	By:	SC Partners II, L.P., its general partner
	By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

SC Partners II, L.P.
	By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Sterling Capital Partners II, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Edge Acquisition Corporation

By:	/s/ Lee McGee
Name:	Lee McGee
Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Edge Acquisition, LLC

By:	/s/ Lee McGee
Name:	Lee McGee
Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citigroup Capital Partners II Employee Master Fund, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citigroup Capital Partners II Onshore, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citigroup Capital Partners II Cayman Holdings, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citigroup Private Equity LP
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citigroup Inc.

By:	/s/ Riqueza V. Feaster
Name:	Riqueza V. Feaster
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

CGI CPE LLC
	By:	CGI Private Equity LP, LLC, its sole member

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

CGI Private Equity LP, LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

Citicorp Banking Corporation

By:	/s/ William H. Wolf
Name:	William H. Wolf
Title:	Senior Vice President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

By:	/s/ Jeffrey H. Cohen
Name:	Jeffrey H. Cohen

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

By:	/s/ Kevin E. Shaffer
Name:	Kevin E. Shaffer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint each of Thomas D. Wippman, Herbert S. Wander, Saul E. Rudo and Mark D. Wood, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 30, 2007.

/s/ Kevin E. Shaffer
Kevin E. Shaffer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint each of Thomas D. Wippman, Herbert S. Wander, Saul E. Rudo and Mark D. Wood, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the undersigned is acting individually or as representative of others, any and all filings required to be made by the undersigned under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the undersigned under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 30, 2007.

/s/ Jeffrey H. Cohen
Jeffrey H. Cohen

ASSISTANT SECRETARY’S CERTIFICATE

I, PAULA F. JONES, Assistant Secretary of Citigroup Inc. (“Citigroup”), DO HEREBY CERTIFY that Riqueza Feaster is an Assistant Secretary of Citigroup, duly appointed as such, effective November 16, 2006, and that such appointment has not been rescinded or revoked.

IN WITNESS WHEREOF, I have affixed my signature and the official seal of Citigroup Inc. this 30th day of January, 2007.

/s/ Paula F. Jones
Assistant Secretary
Citigroup, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF CITIGROUP INC.

Set forth below are the names, titles, business addresses, principal occupations and citizenships of the Directors and Executive Officers of Citigroup Inc.

NAME, TITLE AND CITIZENSHIP	PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
C. Michael Armstrong	Chairman, Board of Trustees
Director	Johns Hopkins Medicine
United States	Health System Corporation and Hospital
1683 Galleon Drive
Naples, FL 34102

Alain J. P. Belda	Chairman and Chief Executive Officer
Director	Alcoa Inc.
Brazil and Spain	390 Park Avenue
New York, NY 10022

George David	Chairman and Chief Executive Officer
Director	United Technologies Corporation
United States	One Financial Plaza
Hartford, CT 06101

Kenneth T. Derr	Chairman, Retired
Director	Chevron Corporation
United States	345 California Street
San Francisco, CA 94104

John M. Deutch	Institute Professor
Director	Massachusetts Institute of Technology
United States	77 Massachusetts Avenue
Cambridge, MA 02139

Roberto Hernandez Ramirez	Chairman of the Board
Director	Banco Nacional de Mexico
Mexico	Actuario Roberto Medellin No. 800
Col. Santa Fe, 01210
Mexico City, Mexico

Ann Dibble Jordan	Consultant
Director	2940 Benton Place, NW
United States	Washington, DC 20008-2718

Dr. Klaus Kleinfeld	President and Chief Executive Officer
Director	Siemens AG
Germany	Wittesbacherplatz 2
D-80333
Munich, Germany

Andrew N. Liveris	Chairman and Chief Executive Officer
Director	The Dow Chemical Company
Australia	2030 Dow Center
Midland, MI 48674

Dudley C. Mecum	Managing Director
Director	Capricorn Holdings, LLC
United States	30 East Elm Street
Greenwich, CT 06830

Anne M. Mulcahy	Chairman and Chief Executive Officer
Director	Xerox Corporation
United States	800 Long Ridge Road
Stamford, CT 06904

Richard D. Parsons	Chairman and Chief Executive Officer
Director	Time Warner Inc.
United States	One Time Warner Center
New York, NY 10019

Charles Prince	Chairman and Chief Executive Officer
Director and Executive Officer	Citigroup Inc.
United States	399 Park Avenue
New York, NY 10043

Dr. Judith Rodin	President
Director	The Rockefeller Foundation
United States	420 Fifth Avenue
New York, NY 10018

Robert E. Rubin	Chairman of the Executive Committee and
Director and Executive Officer	Member of the Office of the Chairman
United States	Citigroup Inc.
399 Park Avenue
New York, NY 10043

Franklin A. Thomas	Consultant
Director	The Study Group
United States	380 Lexington Avenue
New York, NY 10168

Ajay Banga	Chairman and Chief Executive Officer
Executive Officer	Global Consumer Group-International
India	Citigroup Inc.
399 Park Avenue
New York, NY 10043

Sir Winfried F. W. Bischoff	Chairman
Executive Officer	Citigroup Europe
United Kingdom and Germany	33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom

David C. Bushnell	Senior Risk Officer
Executive Officer	Citigroup Inc.
United States	399 Park Avenue
New York, NY 10043

Robert Druskin	Chief Operating Officer and
Executive Officer	Member of the Office of the Chairman
United States	Citigroup Inc.
399 Park Avenue
New York, NY 10043

Steven J. Freiberg	Chairman and Chief Executive Officer
Executive Officer	Global Consumer Group-North America
United States	Citigroup Inc.
399 Park Avenue
New York, NY 10043

John C. Gerspach	Controller and Chief Accounting Officer
Executive Officer	Citigroup Inc.
United States	399 Park Avenue
New York, NY 10043

Michael S. Helfer	General Counsel and Corporate Secretary
Executive Officer	Citigroup Inc.
United States	399 Park Avenue
New York, NY 10043

Lewis B. Kaden	Vice Chairman and Chief Administrative Officer
Executive Officer	Citigroup Inc.
United States	399 Park Avenue
New York, NY 10043

Sallie L. Krawcheck	Chief Financial Officer
Executive Officer	Citigroup Inc.
United States	399 Park Avenue
New York, NY 10043

Manuel Medina-Mora	Chairman and Chief Executive Officer
Executive Officer	Latin America and Mexico
Mexico	Act. Roberto Medellin 800
Edifico Sur. 5 piso
Col. Sta Fe/C.P. 01210
Mexico, D.F.

William R. Rhodes	Senior Vice Chairman
Executive Officer	Citigroup Inc.
United States	399 Park Avenue
New York, NY 10043

Todd S. Thomson	Chairman and Chief Executive Officer
Executive Officer	Global Wealth Management Group
United States	787 7th Avenue
New York, NY 10019

Stephen R. Volk	Vice Chairman
Executive Officer	Citigroup Inc.
United States	399 Park Avenue
New York, NY 10043